

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2014

Via E-mail

Ronald L. Samuels
Chief Executive Officer
Avenue Financial Holdings, Inc.
111 10th Avenue South, Suite 400
Nashville, TN 37203

> **Re:** **Avenue Financial Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on August 22, 2014**
> **CIK No. 0001616297**

Dear Mr. Samuels:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2. Confirm that no distribution of the Prospectus will be made until the number of shares is
    included.

Prospectus Summary, page 1

3. In order to provide investors with a more balanced picture of your growth history and
    challenges, briefly discuss the relatively unseasoned nature of your loan portfolio. In
    addition, briefly discuss the growth for the last full fiscal year and the growth during the
    interim period through the most recent practicable date.

4. Expand the summary to add a subsection disclosing the registration rights.

Use of Proceeds, page 37

5. We note the disclosure here and in the summary that $18.95 million of the net proceeds will
    be used to redeem the Series C Preferred. Please expand to include the interest rate terms.
    See Item 504 of Regulation S-K.

6. We note the disclosure here and in the summary that proceeds may be used for future
    acquisitions. Revise both here and in the summary section, as appropriate, to provide
    specific, detailed disclosure on the use of proceeds for any current or future acquisitions and
    to quantify the amounts that may be used for each purpose. If there are no current plans,
    understandings or arrangements, please clarify. See Item 504 of Regulation S-K.

7. In addition, disclose how much of the proceeds will be retained at the holding company level.
    See Item 504 of Regulation S-K.

Non-Performing Assets, page 65

8. In your non-performing assets table, we note the reference to non-performing loans which
    appears to us to be non-accrual loans as indicated in Note 3 to your financial statements. We
    strongly encourage you to revise your reference in this table to be more consistent with
    Industry Guide 3 in this regard to label these loans as non-accrual. Please also consider the
    need to revise other similar references throughout this document as well, which may include
    calculated ratios, etc.

Analysis of the Allowance for Loan Losses table, page 66

9. We note your calculation of the allowance for loan losses as a percentage of nonperforming
    assets (300% as of June 30, 2014). It would appear that you have defined nonperforming
    assets for this purpose to be nonaccrual loans and other real estate owned and repossessions.
    We are unclear how and why you would include other real estate owned and repossessions in

this calculation as these amounts have been presumably transferred out of the lending balance and should be carried at fair value less estimated costs to sell, etc. Please consider the need to revise your coverage ratio here and elsewhere to specifically footnote the type of nonperforming assets used as a basis for this calculation. For example, you may opt to include troubled debt restructurings in this calculation or just non-accrual loans, but please revise all calculations as necessary to explain the included loans. You may also opt to present multiple coverage ratios (consistent with the above suggestions) so a reader can fully understand how management uses and evaluates these ratios as part of your overall monitoring of asset quality as it relates to the allowance for loan losses, etc.

Business, page 77

10. In order to provide investors with a more balanced picture of your loan portfolio composition, risks and challenges, briefly discuss the dependence on the Nashville market area and economy, particularly the real estate market.

Our Lines of Business, page 84

11. Please state, here or in your MD&A, which loan types are at higher risk and the particular risks of each loan type.

Notes to Consolidated Financial Statements Years ended December 31, 2013 and 2012

Note 3. Loans and Allowance for Loan Losses, page F-17

12. Please revise your next submission here and in Note 3 of your June 30, 2014 Financial Statements on page F-50 to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

Note 6. Fair Value of Financial Instruments

Impaired Loans, page 29

13. Please revise your next submission to disclose whether or not the appraisals used to evaluate impairment of collateral dependent loans are obtained from an independent third party and how often you obtain updated appraisals. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Notes to Condensed Consolidated Financial Statements (Unaudited) Six Months Ended June 30, 2014

Note 3. Loans and Allowance for Loan Losses, page F-50

14. Please revise your next submission to disclose the information required by ASC 310-10-50 regarding your impaired loans individually evaluated for impairment as of June 30, 2014 similar to the tabular disclosure on page F-20.

General Closing Comments

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact, William Schroeder, Staff Accountant, at 202-551-3294 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3491 with any other questions.

                                        Sincerely,

                                        /s/ Todd K. Schiffman

                                        Todd K. Schiffman
                                        Assistant Director